UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year Results and Declares Quarterly Dividend,” dated February 11, 2016.

Exhibit

1.	Press Release dated February 11, 2016

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year Results

and Declares Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) –February 11, 2016 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers based on fleet size, reported fourth-quarter and full-year 2015 results.

Financial and Business Highlights

•	Lease rental income of $124.6 million for the quarter, a decrease of 4 percent from the prior year, and $510.5 million for the full year, an increase of 1 percent from the prior year;

•	Net income attributable to Textainer Group Holdings Limited common shareholders of $21.4 million for the quarter, or $0.38 per diluted common share and $106.9 million for the full year, or $1.87 per diluted common share;

•	Adjusted net income(1) of $12.7 million for the quarter, or $0.22 per diluted common share, and $108.7 million for the full year, or $1.90 per diluted common share;

•	During the quarter we recorded $15.4 million of non-cash container impairments to write down our inventory of containers that are pending disposal. Excluding these impairments, adjusted net income would have been $27.0 million, or $0.47 per diluted share. For the year, these impairments resulted in $30.4 million of lower adjusted net income;

•	Adjusted EBITDA(1) of $104.1 million for the quarter and $430.0 million for the full year;

•	Net cash provided by operating activities of $369.9 million for the full year, an increase of 1.9 percent from the prior year;

•	Utilization remained at high levels, averaging 95.7 percent for the quarter and is currently at 94.2 percent;

•	Increased the percentage of the total fleet that is owned by 2 percent over last year;

•	Continued expansion with more than $600 million of capex for lease-out in 2015 and $65.5 million invested year-to-date in 2016; and

•	A quarterly dividend of $0.24 per share was declared.

“2015 proved to be a very challenging year. Container prices declined around 25% during 2015 due primarily to falling steel prices and limited demand for new containers. The decline in new container prices and continued low interest rates led to declines in lease rates and lower resale prices. Additionally, we experienced decreased demand from our customers as trade growth was lower than expected,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“Our results were negatively affected by an increase in impairments of sales containers due to a combination of lower sales prices and an increase in the quantity of containers put to sale. When a container is returned by a shipping line, we decide whether to sell or keep it based on the container’s condition, location, and age. If we decide to sell the container, we immediately write down its value to the expected sales price even though we may not sell the container at that time and may move it to another location where it sells for a different price. We believe our policy provides investors with the most accurate view of our performance.”

“Lease rental income decreased 3.7 percent for the quarter and increased 1.2 percent for the year, from the prior year comparable periods. The quarterly decrease was due to a decline in rental rates, lower utilization and a slight decrease in our owned fleet size. The year-over-year increase resulted largely from an increase in our owned fleet size,” continued Mr. Brewer. “The level of new dry container inventory at factories is approximately 770,000 TEU, which is down from last quarter and a reasonable quantity for this time of year. Container manufacturers are currently closed for Lunar New Year and are expected to remain so until at least the end of the month.”

“We invested more than $600 million for lease-out in 2015, purchasing more than 235,000 TEU of new and used containers. We have started off 2016 strongly with $65.5 million invested year-to-date. We continue to successfully grow our reefer business having purchased more reefers during 2015 than in any year in our history.” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q4 QTD			Full-year
	2015	2014	% Change	2015	2014	% Change
Total revenues	$129,299	$143,606	-10.0%	$542,200	$563,091	-3.7%
Income from operations	$37,798	$68,118	-44.5%	$210,298	$271,556	-22.6%
Net income attributable to Textainer Group Holdings Limited common shareholders	$21,430	$42,403	-49.5%	$106,887	$189,362	-43.6%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.38	$0.74	-48.6%	$1.87	$3.32	-43.7%
Adjusted net income(1)	$12,698	$44,248	-71.3%	$108,650	$193,798	-43.9%
Adjusted net income per diluted common share(1)	$0.22	$0.77	-71.4%	$1.90	$3.40	-44.1%
Adjusted EBITDA(1)	$104,075	$112,678	-7.6%	$430,042	$441,760	-2.7%
Net cash provided by operating activities				$369,880	$362,806	1.9%
Average fleet utilization	95.7%	97.4%	-1.7%	96.8%	96.1%	0.7%
Total fleet size at end of period (TEU)	3,147,690	3,233,364	-2.6%
Owned percentage of total fleet at end of period	80.1%	78.9%	1.5%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to

GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized (gains) losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net income attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Fourth-Quarter and Full-Year Results

We experienced a decrease in used container prices which, along with an increase in the quantity of containers being designated for sale, increased container impairments by $11.6 million and $21.2 million for the quarter and full year, respectively, compared to the same periods in the prior year.

Textainer also experienced a higher than expected decrease in resale prices for 40 foot high cube containers primarily due to slowing economies in Europe and Asia, the strength of the U.S. dollar versus many other currencies, lower new container prices and an increase in the quantity of containers being put to sale. Based on this extended period of lower realized resale prices and our expectation that future prices will be lower than originally expected, we decreased the residual value of our 40 foot high cube containers from $1,650 per container to $1,450 per container. This decrease, which was effective July 1, 2015, resulted in additional depreciation expense of $4.7 million and $10.5 million for the quarter and full year, respectively.

We continue to monitor the sales prices of other container types, especially 20 foot and 40 foot standard containers. While we do not believe adjustments to their residual values are necessary at this time, we will make adjustments should our expectations regarding future sales prices warrant a change.

In August 2015, one of our customers became insolvent and we are working to recover the containers on lease to this customer. Textainer’s lessee default insurance after deductibles covers the value of unrecoverable containers, as well as the costs to recover containers and a period of lost future rental income. A $2.0 million impairment, net of estimated insurance proceeds, was recognized and included in container impairment for unrecoverable containers and a $2.6 million bad debt provision was recognized to fully reserve for the customer’s accounts receivable.

Our 2014 results also included a $7.9 million settlement received from a lessee in bankruptcy proceedings, $2.6 million of which was recorded in lease rental income, and a one-time $22.4 million income tax benefit following the completion of an IRS examination.

Excluding the container impairment, net of estimated insurance proceeds, the bad debt provision for our customer that became insolvent, net of tax impact and the discrete income tax benefit following the completion of an IRS examination and the settlement received from a lessee in bankruptcy proceedings, our adjusted net income(1) would have been $113.6 million for 2015 compared to $163.7 million for 2014, or a year-to-year decrease of 31%.

Dividend

On February 9, 2016, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on Textainer’s issued and outstanding common shares, payable on March 2, 2016 to shareholders of record as of February 22, 2016.

Outlook

“The outlook for 2016 remains challenging for many of the same reasons that affected our 2015 results. Improved performance depends largely on an increase in demand, container prices and/or interest rates, none of which seems likely in the near term. Maturing leases that are extended will continue to be repriced at lower rental rates and container impairments are likely to remain high until resale prices improve. We expect these factors combined will lead to reduced financial results in 2016,” continued Mr. Brewer.

“It is important to keep in mind that our industry is and has always been cyclical. We have been in business for 36 years and have successfully managed through many cycles. We have the least leverage and the lowest operating costs of any of our public competitors. 85% of our fleet is subject to long-term or finance leases with an average remaining term of 40 months. As we have been a consistent buyer of containers over the years, only 8.5% of our term leases mature in 2016. We are well positioned for the challenges we face. Additionally, containers purchased at today’s prices are expected to generate attractive returns over their lives,” concluded Mr. Brewer.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EST on Thursday, February 11, 2016 to discuss Textainer’s fourth quarter 2015 results. An archive of the Webcast will be available one hour after the live call through February 10, 2017. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 41610830. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers based on fleet size with a total of 2.1 million containers representing 3.1 million TEU in our owned and managed fleet. We lease containers to approximately 360 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 100,000 containers per year for the last five years to more than 1,200 customers making us the largest seller of used containers. Textainer operates via a network of 14 offices and 370 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that improved performance depends largely on an increase in demand, container prices and/or interest rates; (ii) Textainer’s belief that maturing leases that are extended will continue to be repriced at lower rental rates; (iii) Textainer’s belief that container impairments are likely to remain high until resale prices improve; (iv) Textainer’s expectation that the combined factors discussed above will lead to reduced financial results in 2016; (v) Textainer’s expectation that, having been a consistent buyer of containers over the years, only 8.5% of its term leases will mature in 2016; (vi) Textainer’s belief that it is well positioned for the challenges it faces; and (vii) Textainer’s expectation that containers purchased at today’s prices will generate attractive returns over their lives. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand were to decrease due to increased barriers to trade or political or economic factors, or for other reasons, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2015.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months and Years Ended December 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2015		2014		2015		2014
Revenues:
Lease rental income		$124,616		$129,445		$510,466		$504,225
Management fees		3,632		4,152		15,610		17,408
Trading container sales proceeds		1,338		7,348		12,670		27,989
(Losses) gains on sale of containers, net		(287)		2,661		3,454		13,469

Total revenues		129,299		143,606		542,200		563,091

Operating expenses:
Direct container expense		14,856		10,206		47,342		47,446
Cost of trading containers sold		1,268		7,000		12,475		27,465
Depreciation expense		51,575		42,658		191,373		163,488
Container impairment		15,213		3,782		35,345		13,108
Amortization expense		1,239		1,167		4,741		4,010
General and administrative expense		6,016		6,509		27,645		25,778
Short-term incentive compensation (benefit) expense		(732)		1,311		913		4,075
Long-term incentive compensation expense		2,199		1,760		7,040		6,639
Bad debt (recovery) expense, net		(133)		1,095		5,028		(474)

Total operating expenses		91,501		75,488		331,902		291,535

Income from operations		37,798		68,118		210,298		271,556

Other (expense) income:
Interest expense		(18,882)		(18,573)		(76,521)		(85,931)
Interest income		35		29		125		119
Realized losses on interest rate swaps, collars and caps, net		(3,241)		(2,872)		(12,823)		(10,293)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		10,106		(2,447)		(1,947)		1,512
Other, net		1		24		26		23

Net other expense		(11,981)		(23,839)		(91,140)		(94,570)

Income before income tax and noncontrolling interests		25,817		44,279		119,158		176,986
Income tax (expense) benefit		(2,435)		(627)		(6,695)		18,068

Net income		23,382		43,652		112,463		195,054
Less: Net income attributable to the noncontrolling interests	(1,952)		(1,249)		(5,576)		(5,692)

Net income attributable to Textainer Group Holdings Limited common shareholders	$21,430		$42,403		$106,887		$189,362

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.38		$0.75		$1.88		$3.34
Diluted	$0.38		$0.74		$1.87		$3.32
Weighted average shares outstanding (in thousands):
Basic	56,832		56,814		56,953		56,719
Diluted	56,929		57,146		57,093		57,079
Other comprehensive income:
Foreign currency translation adjustments		(35)		(158)		(240)		(112)

Comprehensive income		23,347		43,494		112,223		194,942
Comprehensive income attributable to the noncontrolling interests		(1,952)		(1,249)		(5,576)		(5,692)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$21,395		$42,245		$106,647		$189,250

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$115,594	$107,067
Accounts receivable, net of allowance for doubtful accounts of $14,053 and $12,139 in 2015 and 2014, respectively	88,370	91,866
Net investment in direct financing and sales-type leases	87,706	89,003
Trading containers	4,831	6,673
Containers held for sale	43,245	25,213
Prepaid expenses and other current assets	15,532	17,593
Insurance receivable	11,435	—
Deferred taxes	1,203	2,100
Due from affiliates, net	514	—

Total current assets	368,430	339,515
Restricted cash	33,917	60,310
Containers, net of accumulated depreciation of $813,514 and $685,667 at 2015 and 2014, respectively	3,698,011	3,629,882
Net investment in direct financing and sales-type leases	243,428	280,002
Fixed assets, net of accumulated depreciation of $9,836 and $9,139 at 2015 and 2014, respectively	1,663	1,385
Intangible assets, net of accumulated amortization of $35,709 and $30,968 at 2015 and 2014, respectively	20,249	24,991
Interest rate swaps, collars and caps	814	1,568
Other assets	19,742	21,324

Total assets	$4,386,254	$4,358,977

Liabilities and Equity
Current liabilities:
Accounts payable	$10,477	$5,652
Accrued expenses	6,816	11,935
Container contracts payable	41,356	63,323
Other liabilities	291	317
Due to owners, net	11,806	11,003
Term loan	31,600	31,600
Bonds payable	59,990	59,959

Total current liabilities	162,336	183,789
Revolving credit facilities	1,019,520	944,790
Secured debt facilities	1,069,500	1,017,100
Term loan	404,500	444,100
Bonds payable	438,438	498,428
Interest rate swaps, collars and caps	3,412	2,219
Income tax payable	8,678	7,696
Deferred taxes	10,420	5,675
Other liabilities	2,523	2,815

Total liabilities	3,119,327	3,106,612

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015; 56,863,094 shares issued and outstanding at 2014	572	565
Additional paid-in capital	385,020	378,316
Treasury shares, at cost, 630,000 shares at 2015	(9,149)	—
Accumulated other comprehensive income	(283)	(43)
Retained earnings	826,515	813,707

Total Textainer Group Holdings Limited shareholders’ equity	1,202,675	1,192,545
Noncontrolling interest	64,252	59,820

Total equity	1,266,927	1,252,365

Total liabilities and equity	$4,386,254	$4,358,977

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Cash flows from operating activities:
Net income	$112,463	$195,054

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	191,373	163,488
Container impairment	35,345	13,108
Bad debt expense (recovery), net	5,028	(474)
Unrealized losses (gains) on interest rate swaps, collars and caps, net	1,947	(1,512)
Amortization of debt issuance costs and accretion of bond discount	7,887	17,144
Amortization of intangible assets	4,741	4,010
Gains on sale of containers, net	(3,454)	(13,469)
Share-based compensation expense	7,743	7,499
Changes in operating assets and liabilities	6,807	(22,042)

Total adjustments	257,417	167,752

Net cash provided by operating activities	369,880	362,806

Cash flows from investing activities:
Purchase of containers and fixed assets	(533,306)	(818,451)
Proceeds from sale of containers and fixed assets	129,452	141,181
Receipt of payments on direct financing and sales-type leases, net of income earned	100,305	78,173

Net cash used in investing activities	(303,549)	(599,097)

Cash flows from financing activities:
Proceeds from revolving credit facilities	406,177	393,251
Principal payments on revolving credit facilities	(331,447)	(308,937)
Proceeds from secured debt facilities	160,000	470,500
Principal payments on secured debt facilities	(107,600)	(262,000)
Proceeds from term loan	—	500,000
Principal payments on term loan	(39,600)	(24,300)
Proceeds from bonds payable	—	301,298
Principal payments on bonds payable	(60,230)	(741,405)
Decrease in restricted cash	26,393	2,850
Purchase of treasury shares	(9,149)	—
Debt issuance costs	(5,853)	(12,441)
Issuance of common shares upon exercise of share options	301	2,497
Net tax benefit from share-based compensation awards	(1,333)	2,124
Capital contributions from noncontrolling interests	1,850	6,458
Dividends paid to Textainer Group Holdings Limited shareholders	(94,079)	(106,648)
Dividends paid to noncontrolling interests	(2,994)	—

Net cash (used in) provided by financing activities	(57,564)	223,247

Effect of exchange rate changes	(240)	(112)

Net increase (decrease) in cash and cash equivalents	8,527	(13,156)
Cash and cash equivalents, beginning of the year	107,067	120,223

Cash and cash equivalents, end of the year	$115,594	$107,067

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2015 and 2014, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31,		Years Ended December 31,
	2015	2014	2015	2014
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$21,430	$42,403	$106,887	$189,362
Adjustments:
Write-off of unamortized debt issuance costs	—	—	458	6,814
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(10,106)	2,447	1,947	(1,512)
Impact of reconciling items on income tax expense	464	(79)	(129)	(147)
Impact of reconciling item on net income attributable to the noncontrolling interests	910	(523)	(513)	(719)

Adjusted net income	$12,698	$44,248	$108,650	$193,798

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.38	$0.74	$1.87	$3.32
Adjustments:
Write-off of unamortized debt issuance costs	—	—	0.01	0.12
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(0.18)	0.04	0.03	(0.03)
Impact of reconciling items on income tax expense	0.01	—	—	—
Impact of reconciling item on net income attributable to the noncontrolling interests	0.01	(0.01)	(0.01)	(0.01)

Adjusted net income per diluted common share	$0.22	$0.77	$1.90	$3.40

	Three Months Ended December 31,		Years Ended December 31,
	2015	2014	2015	2014
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$21,430	$42,403	$106,887	$189,362
Adjustments:
Interest income	(35)	(29)	(125)	(119)
Interest expense	18,882	18,573	76,521	85,931
Realized losses on interest rate swaps, collars and caps, net	3,241	2,872	12,823	10,293
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(10,106)	2,447	1,947	(1,512)
Income tax expense (benefit)	2,435	627	6,695	(18,068)
Net income attributable to the noncontrolling interests	1,952	1,249	5,576	5,692
Depreciation expense	51,575	42,658	191,373	163,488
Container impairment	15,213	3,782	35,345	13,108
Amortization expense	1,239	1,167	4,741	4,010
Impact of reconciling items on net income attributable to the noncontrolling interests	(1,751)	(3,071)	(11,741)	(10,425)

Adjusted EBITDA	$104,075	$112,678	$430,042	$441,760

Net cash provided by operating activities			$369,880	$362,806
Adjustments:
Bad debt (expense) recovery, net			(5,028)	474
Amortization of debt issuance costs and accretion of bond discount			(7,887)	(17,144)
Gains on sale of containers, net			3,454	13,469
Share-based compensation expense			(7,743)	(7,499)
Interest income			(125)	(119)
Interest expense			76,521	85,931
Realized losses on interest rate swaps, collars and caps, net			12,823	10,293
Income tax expense (benefit)			6,695	(18,068)
Changes in operating assets and liabilities			(6,807)	22,042
Impact of reconciling items on net income attributable to the noncontrolling interests			(11,741)	(10,425)

Adjusted EBITDA			$430,042	$441,760

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer